March 1, 2000


Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  23212-2413

Gentlemen:

   We are transmitting herewith Indiana Energy, Inc.'s
Statement on Form U-3A-2.


Sincerely,


/s/Pia M. O'Connor
Pia M. O'Connor

PMO:tmw


                                          File No. 069-00312


                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2 from the Provisions of the Public
             Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                    INDIANA ENERGY, INC.

hereby files with the Securities and Exchange
Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

       Indiana Energy, Inc. (Indiana Energy), Claimant in this statement, is an Indiana corporation with its principal offices in Indianapolis, Indiana.
    Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Indiana Gas
    Company, Inc. (Indiana Gas), IEI Investments, Inc.
    (IEI Investments) and IEI Capital Corp (Capital
    Corp.). Indiana Energy is also the 99 percent owner of IEI Services, LLC (IEI Services).

       Indiana Gas is an Indiana corporation engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. Indiana Gas is a "subsidiary company" of Indiana Energy and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act).

       Indiana Gas owns all of the issued and
    outstanding shares of common stock of Terre Haute
    Gas Corporation (Terre Haute) and Richmond Gas
    Corporation (Richmond), both of which are Indiana corporations. While Terre Haute and Richmond technically exist as separate corporate entities, in accordance with an order issued by the Indiana
    Utility Regulatory Commission, Indiana Gas, Terre
    Haute and Richmond have combined their operations for all purposes and are transacting business under the name Indiana Gas Company, Inc. Pursuant to that order, accounting records and financial reports are on a consolidated basis. For purposes of this statement, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond and Terre Haute.

       IEI Investments, an Indiana corporation, was formed for the purpose of grouping and controlling nonregulated businesses of Indiana Energy and investments therein and to separate them from regulated businesses. IEI Investments has three wholly owned subsidiaries, IGC Energy, Inc., Energy
    Realty, Inc. and Energy Financial Group, Inc., all of which are Indiana corporations.

       On March 15, 1996, IGC Energy, Inc. (IGC
    Energy) and Citizens By-Products Coal Company, a wholly owned subsidiary of Citizens Gas and Coke
    Utility (Citizens Gas), formed a jointly and equally owned Indiana limited liability company to provide natural gas supply and related services.
    The formed entity, ProLiance Energy, LLC
    (ProLiance), began providing services to Indiana
    Gas and Citizens Gas effective April 1, 1996.
    ProLiance also provides products and services to other gas utilities and customers in Indiana and surrounding states. ProLiance assumed the business of Indiana Energy Services, Inc., a wholly owned subsidiary of IGC Energy and an Indiana corporation, which had provided similar services to other customers and from January 1, 1996, to March
    31, 1996, to Indiana Gas. ProLiance added power marketing in late fiscal 1997 to its services offered. Power marketing involves buying electricity on the wholesale market and then reselling it to other marketers, utilities and other customers.

       On April 1, 1997, IGC Energy and Citizens By-
    Products Coal Company formed CIGMA, LLC (CIGMA), a jointly and equally owned Indiana limited liability company. CIGMA provides materials acquisition and related services that are used by Indiana Gas and Citizens Gas, as well as similar services for third parties.

       On May 23, 1997, IGC Energy, Citizens By-
    Products Coal Company and Energy Systems Group,
    Inc. (ESGI) formed Energy Systems Group, LLC (ESG), an equally owned Indiana limited liability company.
    ESG provides a package of products, services and skills to help energy users achieve enhanced energy and operational performance. The packages provide for improvements to be paid for by the customers from savings generated within their existing operating budgets. ESG assumed the responsibilities of ESGI, an energy related performance contracting firm and wholly owned subsidiary of SIGCORP, Inc.

       On June 30, 1998, IGC Energy and Cinergy Supply
    Network, Inc., a subsidiary of Cinergy Corp.
    (Cinergy), formed Reliant Services, LLC (Reliant), an equally owned Indiana limited liability company, to perform underground facilities locating and construction services. In May 1999, Reliant purchased two Indianapolis based companies that enabled it to enter that market. The asset purchase was completed after CINERGY received all necessary regulatory approvals. Reliant is based in the Indianapolis area and will focus initially on serving electric, gas, telephone, cable and water companies in Indiana, Ohio and Kentucky.

       Energy Realty, Inc. is a real estate company and also has one historic preservation and six affordable housing investments.

       Energy Financial Group, Inc. (EFGI) was formed on January 20, 1998, to hold all financial entities and investments of IEI Investments. Also on January 20, 1998, IEI Synfuels, Inc. was established as an Indiana corporation and wholly-owned subsidiary of EFGI and on February 5, 1998, purchased one limited partnership unit
    (representing an 8.3 percent ownership interest) in Pace Carbon Synfuels Investors, L.P. (Pace Carbon), a Delaware limited partnership formed to develop, own and operate four projects to produce and sell coal-based synthetic fuel. Pace Carbon converts coal fines (small coal particles) into briquettes that are sold to major coal users such as utilities and steel companies. This process is eligible for federal tax credits under Section 29 of the Internal Revenue Code and the Internal Revenue
    Service has issued a private letter ruling with respect to the four projects.

       On April 1, 1998, IEI Financial Services, LLC
    (IEI Financial Services) began its operations. IEI
    Financial Services performs third-party
    collections, energy-related equipment leasing and related services. IEI Financial Services provides these services to Indiana Gas and to other third parties. IEI Financial Services has two members, EFGI (99 percent ownership) and IGC Energy
    (1 percent ownership).

       On October 9, 1998, IEI Investments committed to invest $10 million in Haddington Energy
    Partners, L.P. (Haddington). Haddington, a Delaware limited partnership that plans to invest in six to eight projects that represent a portfolio of development opportunities, including natural gas gathering and storage and electric power generation. Haddington's investment opportunities will generally focus on acquiring and building on projects in progress rather than start-up ventures.
    Haddington's initial closing achieved $77 million in commitments. Through January 2000, IEI Investments had paid approximately $7.1 million of its committment in Haddington.

       Capital Corp., an Indiana corporation, was formed in October 1997 to conduct the financing for Indiana Energy and its subsidiaries other than Indiana Gas. Capital Corp. provides the nonregulated businesses with short-term financing for working capital requirements, as well as secure permanent financing for those entities as necessary.

       IEI Services, formed in October 1997, provides support services to Indiana Energy and its subsidiaries. These services include information technology, financial, human resources, building and fleet services. IEI Services is an Indiana limited liability company with two members, Indiana
    Energy (99 percent ownership) and IGC Energy (1 percent ownership).

  	   Number-3CHK, Inc. was formed in December 1999 to serve as the vehicle for the acquisition of certain of the gas distribution assets of Dayton
    Power and Light Co., Inc. This transaction is conditioned upon the receipt of approvals from a number of regulatory authorities. At December 31, 1999, Number-3CHK, Inc. had no employees, assets or capital.

    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

       At the date of the filing of this Statement, Indiana Energy had no real properties and is solely a holding company owning all of the issued and outstanding shares of common stock of Indiana Gas, IEI Investments and Capital Corp.

       The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1999, these included approximately 10,948 miles of distribution mains; 512,351 meters, five reservoirs for underground storage of purchased gas with approximately 71,484 acres of land owned and/or held under storage easements with 7,310,173 Dth of gas in storage providing a daily deliverability capacity of 134,160 Dth. Indiana Gas has four liquefied petroleum air gas manufacturing plants with a total daily capacity of 32,700 Dth of gas.
    These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 502,000 consumers in 311 communities in 49 of the 92 counties in the state of Indiana.
    The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington,
    Terre Haute, Marion, New Albany, Columbus,
    Jeffersonville, New Castle and Richmond.  While
    Indiana Gas does not serve in Indianapolis, it does serve the counties and communities which border that city.

       Effective April 1, 1996, Indiana Gas purchases all of its natural gas from ProLiance. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory
    Commission approved rate schedules.

    3.   The following information for the last
calendar year with respect to Claimant and each of its subsidiary public utility companies:

    (a) Number of Dth of gas distributed at retail:

           Dekatherms (Dth) of gas distributed at retail within the state of Indiana by Indiana Gas for sales and transportation during calendar year 1999 and the associated revenues therewith were as follows:


                               Dth               Revenues
        Sales              66,983,000          $406,310,000
        Transportation     51,878,000            25,051,000
        Total             118,861,000          $431,361,000


    (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

        None

    (c) Number of Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

        None

    (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

        None

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

        Inapplicable to claimant.

                          Exhibit A

    A consolidating statement of income and a consolidating statement of retained earnings of Indiana
Energy and subsidiaries, for the calendar year 1999, together with a consolidating balance sheet of Indiana
Energy and subsidiary companies, as of the close of such calendar year, are annexed hereto as Exhibit A.

                          Exhibit B

    See the Financial Data Schedule filed herewith as
Exhibit 27.

                          Exhibit C

    Inapplicable to claimant.

    The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March 2000.

                                INDIANA ENERGY, INC.
                                (Name of Claimant)




                              By  /s/Carl L. Chapman
                                  Carl L. Chapman
                                  Senior Vice President and
                                  Chief Financial Officer

Attest:




/s/Anthony E. Ard
Anthony E. Ard
Senior Vice President and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Carl L. Chapman
                                Senior Vice President and
                                Chief Financial Officer
                                Indiana Energy, Inc.
                                1630 North Meridian Street
                                Indianapolis, Indiana 46202



                                                                          INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                                               CONSOLIDATING BALANCE SHEET
                                                                                    DECEMBER 31, 1999
                                                                                 (Thousands - Unaudited)


                                                             Indiana      IEI          IEI       IEI        IGC       Energy
                                                Indiana      Gas Co.,   Services,    Capital    Invest.,   Energy,    Realty,
                   ASSETS                     Energy, Inc.     Inc.        LLC        Corp.      Inc.       Inc.       Inc.
CURRENT ASSETS:
    Cash and cash equivalents                 $       862   $       35  $    (229)  $    (393)$   (4,448)$    5,343   $    (54)
    Accounts receivable, less reserves                  4       37,058        131                                            1
    Accounts receivable from affiliated cos.          965        3,021      3,736           5         79      1,254        284
    Notes receivable from affiliated cos.               -            -          -      18,425      1,050          -          -
    Interest receivable from affiliated cos.            4            -          -          52          2          -          -
    Accrued unbilled revenues                           -       36,634          -           -          -          -          -
    Liquefied petroleum gas - at avg. cost              -          815          -           -          -          -          -
    Gas in underground storage - at
        last-in, first-out cost                         -       11,627          -           -          -          -          -
Prepaid gas delivery services                           -       20,937          -           -          -          -          -
    Prepayments and other                           1,808       13,447       (449)          -        103          -         15
                                                    3,687      123,892      3,189      18,089     (3,214)     6,597        246

EQUITY IN NET ASSETS OF WHOLLY-
    OWNED SUBSIDIARIES:
        Indiana Gas Company, Inc.                 248,623            -          -           -          -          -          -
        IEI Services, LLC                          33,770            -          -           -          -          -          -
        IEI Investments, Inc.                      33,502            -          -           -          -          -          -
        IEI Capital Corp.                              36            -          -           -          -          -          -
        IGC Energy, Inc.                                -            -          -           -     27,751          -          -
        Energy Realty, Inc.                             -            -          -           -      2,426          -          -
        Energy Financial Group, Inc.                    -            -          -           -      6,904          -          -
        IEI Synfuels, Inc.                              -            -          -           -          -          -          -
        IEI Financial Services, LLC                     -            -          -           -          -          -          -
        Indiana Energy Services, Inc.                   -            -          -           -          -          -          -
                                                  315,931            -          -           -     37,081          -          -

INVESTMENTS IN UNCONSOLIDATED
  AFFILIATES                                            -            -          -           -                28,071      5,810

UTILITY PLANT:
    Original cost                                       -    1,005,304          -           -          -          -          -
    Less - Accum. depr. and amort.                      -      407,887          -           -          -          -          -
                                                        -      597,417          -           -          -          -          -

NONUTILITY PLANT:
    Original cost                                       -          340     63,445           -         45         21          -
    Less - Accum. depr. and amort.                      -          340     20,157           -         28          -          -
                                                        -            -     43,288           -         17         21          -

DEFERRED CHARGES AND
  OTHER ASSETS:
    Unamortized debt discount and exp.                  -       11,906          -           -          -          -          -
    Regulatory income tax asset                         -        2,741          -           -          -          -          -
    Other                                           4,793        3,914        739           -          -          -         24
                                                    4,793       18,561        739           -          -          -         24
                                              $   324,411   $  739,870  $  47,216   $  18,089 $   33,884 $   34,689   $  6,080



                                                Indiana       Energy       IEI        IEI     Adjustments
                                                 Energy      Financial   Synfuels,  Financial    Debit
                   ASSETS                       Svcs, Inc.   Group,Inc.    Inc.     Svcs,LLC    (Credit)   Consol.
CURRENT ASSETS:
    Cash and cash equivalents                 $       1     $     181   $   (443)   $     82  $       -  $    1,255
    Accounts receivable, less reserves                -             -          -          18          -      37,256
    Accounts receivable from affiliated cos.          -             -        271          60     (9,675)          -
    Notes receivable from affiliated cos.             -             -          -          82    (19,557)          -
    Interest receivable from affiliated cos.          -             -          -           -        (58)          -
    Accrued unbilled revenues                         -             -          -           -          -      36,634
    Liquefied petroleum gas - at avg. cost            -             -          -           -          -         815
    Gas in underground storage - at
        last-in, first-out cost                       -             -          -           -          -      11,627
Prepaid gas delivery services                         -             -          -           -          -      20,937
    Prepayments and other                             -             -          -           2          -      14,926
                                                      1           181       (172)        244    (29,290)    123,450

EQUITY IN NET ASSETS OF WHOLLY-
    OWNED SUBSIDIARIES:
        Indiana Gas Company, Inc.                     -             -          -           -   (248,623)          -
        IEI Services, LLC                             -             -          -           -    (33,770)          -
        IEI Investments, Inc.                         -             -          -           -    (33,502)          -
        IEI Capital Corp.                             -             -          -           -        (36)          -
        IGC Energy, Inc.                              -             -          -           -    (27,751)          -
        Energy Realty, Inc.                           -             -          -           -     (2,426)          -
        Energy Financial Group, Inc.                  -             -          -           -     (6,904)          -
        IEI Synfuels, Inc.                            -         6,165          -           -     (6,165)          -
        IEI Financial Services, LLC                   -         1,323          -           -     (1,323)          -
        Indiana Energy Services, Inc.                 -             -          -           -          -           -
                                                      -         7,488          -           -   (360,500)          -

INVESTMENTS IN UNCONSOLIDATED
  AFFILIATES                                          -         3,547      6,260           -       (347)     43,341

UTILITY PLANT:
    Original cost                                     -             -          -           -          -   1,005,304
    Less - Accum. depr. and amort.                    -             -          -           -          -     407,887
                                                      -             -          -           -          -     597,417

NONUTILITY PLANT:
    Original cost                                     -             -          -         215          -      64,066
    Less - Accum. depr. and amort.                    -             -          -          37          -      20,562
                                                      -             -          -         178          -      43,504

DEFERRED CHARGES AND
  OTHER ASSETS:
    Unamortized debt discount and exp.                -             -          -           -          -      11,906
    Regulatory income tax asset                       -             -          -           -          -       2,741
    Other                                             -             -         86       1,068          -      10,526
                                                                    -         86       1,068          -      25,173
                                              $       1     $  11,216   $  6,165    $  1,401  $(390,137) $  832,885





                                                                          INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                                              CONSOLIDATING BALANCE SHEET
                                                                                    DECEMBER 31, 1999
                                                                                 (Thousands - Unaudited)


                                                             Indiana      IEI          IEI       IEI        IGC       Energy
   LIABILITIES AND                              Indiana      Gas Co.,   Services,    Capital    Invest.,   Energy,    Realty,
   SHAREHOLDERS' EQUITY                       Energy, Inc.     Inc.        LLC        Corp.      Inc.       Inc.       Inc.
CURRENT LIABILITIES:
    Maturities and sinking fund
        requirements of long-term debt        $       -      $      -   $      -    $      -  $       -    $      -   $   180
    Notes payable                                 1,500        82,172     11,275      18,032          -           -     1,500
    Accounts payable                                599        30,745        194           -        (12)        247         -
    Accounts payable to affiliated cos.           2,096         6,366        186          20         67         893         6
    Interest payable to affiliated cos.               -             -         31           2          -           -         4
    Refundable gas costs                              -        10,204          -           -          -           -         -
    Customer deposits and advance payments            -        11,817          -           -          -           -         -
    Accrued taxes                                    13        16,208        280           -          1           -        34
    Accrued interest                                  -         5,252          -          (2)         -           -        24
    Other current liabilities                       501        12,697        790           -        212       5,822       376
                                                    692       155,488     12,974      12,369        201       5,968     2,414

DEFERRED CREDITS AND

  OTHER LIABILITIES:
    Deferred income taxes                             -        61,061          -           -          -           -         -
    Accrued postretirement benefits
       other than pensions                          146        28,474        273           -          8           -         -
    Unamortized investment tax credit                 -         8,152          -           -          -           -         -
    Other                                         3,007         6,251         70           -        106         (23)      184
                                                  3,153       103,938        343           -        114         (23)      184

CAPITALIZATION:
    Long-term debt                                    -       211,849          -           -          -           -     1,346
    Common stock                                139,204       142,995          -           1          1           1         1
    Paid-in capital                                   -             -     32,372           -      4,179       4,363         -
    Unearned comp. - restr. stock grants         (1,545)            -          -           -          -           -         -
    Retained earnings                           178,890       105,627      1,745          36     29,322      23,387     2,425
        Total common shareholders' equity       316,549       248,622     34,117          37     33,502      27,751     2,426
                                                316,549       460,471     34,117          37     33,502      27,751     3,772
                                              $ 324,411      $739,870  $  47,216    $ 18,089  $  33,884    $ 34,690   $ 6,080


                                                Indiana       Energy       IEI        IEI     Adjustments
   LIABILITIES AND                               Energy      Financial   Synfuels,  Financial    Debit
   SHAREHOLDERS' EQUITY                         Svcs, Inc.   Group,Inc.    Inc.     Svcs,LLC    (Credit)   Consol.
CURRENT LIABILITIES:
    Maturities and sinking fund
        requirements of long-term debt        $       -      $      -  $       -    $      -  $       -    $    180
    Notes payable                                     -         4,150          -           -     19,557      99,072
    Accounts payable                                  -             -          -           1         15      31,759
    Accounts payable to affiliated cos.               -             4          -          43      9,681           -
    Interest payable to affiliated cos.               -             -          -           -         37           -
    Refundable gas costs                              -             -          -           -          -      10,204
    Customer deposits and advance payments            -             -          -           -          -      11,817
    Accrued taxes                                     -             -          -           -          -      16,536
    Accrued interest                                  -             -          -           -          -       5,274
    Other current liabilities                         -           158          -          35     (4,347)     24,938
                                                      -         4,312          -          79     29,943     199,780

DEFERRED CREDITS AND
  OTHER LIABILITIES:
    Deferred income taxes                             -             -          -           -          -      61,061
    Accrued postretirement benefits
       other than pensions                            -             -          -           -          -      28,901
    Unamortized investment tax credit                 -             -          -           -          -       8,152
    Other                                             -             -          -          (1)     4,347       5,247
                                                      -             -          -          (1)     4,347     103,361

CAPITALIZATION:
    Long-term debt                                    -             -          -           -          -     213,195
    Common stock                                      1             1          1           -    143,002     139,204
    Paid-in capital                                   -         7,526      6,682       1,500     56,622           -
    Unearned comp. - restr. stock grants              -             -          -           -          -      (1,545)
    Retained earnings                                 -          (623)      (518)       (177)   161,224     178,890
        Total common shareholders' equity             1         6,904      6,165       1,323    360,848     316,549
                                                      1         6,904      6,165       1,323    360,848     529,744
                                              $       1      $ 11,216  $   6,165    $  1,401  $ 390,138    $832,885




                                                                     INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                                       CONSOLIDATING STATEMENT OF INCOME
                                                                      TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                                             (Thousands - Unaudited)


                                                             Indiana      IEI          IEI       IEI        IGC       Energy
                                                Indiana      Gas Co.,   Services,    Capital    Invest.,   Energy,    Realty,
                                              Energy, Inc.     Inc.        LLC        Corp.      Inc.       Inc.       Inc.
OPERATING REVENUES:
    Utility                                   $       -      $431,361   $      -    $      -  $       -    $      -   $     -
    Other                                             -             -     33,154           -          -         419       681
                                                      -       431,361     33,154           -          -         419       681

OPERATING EXPENSES:
    Cost of gas                                       -       226,817          -           -          -           -         -
    Other operating                                  (1)       91,829     17,367           -      1,236           8       596
    Depreciation and amortization                     -        34,585      6,852           -         15           -         -
    Taxes other than income taxes                    83        15,695        243           -          -         111         -
                                                     82       368,926     24,462           -      1,251         119       596

OPERATING INCOME                                    (82)       62,435      8,692           -     (1,251)        300        85

OTHER INCOME:
    Equity in earnings of unconsol.
       affiliates                                     -             -          -           -          -       8,168      (718)
    Equity in earnings of consolidated
       subs.                                     41,540             -          -                  5,519           -         -
    Other - net                                    (206)        1,010      (1,051)       880          -          47         -
                                                 41,334         1,010      (1,051)       880      5,519       8,215      (718)

INCOME BEFORE INTEREST
  AND INCOME TAXES                               41,252        63,445      7,641         880      4,268       8,515      (633)

INTEREST EXPENSE                                     50        16,969        619         831       (106)         (7)       77

INCOME BEFORE INCOME TAXES                       41,202        46,476      7,022          49      4,374       8,522      (710)


INCOME TAXES                                      2,511        16,734          -          18       (436)      3,233    (1,490)

NET INCOME                                    $  38,691      $ 29,742   $  7,022    $     31  $   4,810    $  5,289   $   780




                                                Indiana       Energy       IEI        IEI     Adjustments
                                                 Energy      Financial   Synfuels,  Financial    Debit
                                                Svcs, Inc.   Group,Inc.    Inc.     Svcs,LLC    (Credit)   Consol.
OPERATING REVENUES:
    Utility                                   $       -      $      -   $      -    $      -  $       -    $431,361
    Other                                             -             -          -         750     33,051       1,953
                                                      -             -          -         750     33,051     433,314

OPERATING EXPENSES:
    Cost of gas                                       -             -          -           -          -     226,817
    Other operating                                   -           (39)        14         950    (32,509)     79,451
    Depreciation and amortization                     -             -          -          30          -      41,482
    Taxes other than income taxes                     -            (3)         -           -          -      16,129
                                                      -           (42)        14         980    (32,509)    363,879

OPERATING INCOME                                      -            42        (14)       (230)       542      69,435

OTHER INCOME:
    Equity in earnings of unconsol.
        affiliates                                    -           145     (1,395)          -         63       6,137
    Equity in earnings of consolidated
        subs.                                         -          (667)         -           -     46,392           -
    Other - net                                       -             -          -           -        368         312
                                                      -          (522)    (1,395)          -     46,823       6,449

INCOME BEFORE INTEREST
  AND INCOME TAXES                                    -          (480)    (1,409)       (230)    47,365      75,884

INTEREST EXPENSE                                      -           134          -          (6)       882      17,679

INCOME BEFORE INCOME TAXES                            -          (614)    (1,409)       (224)    46,483      58,205

INCOME TAXES                                          -           (64)      (964)          -         28     19,514

NET INCOME                                    $       -      $   (550)  $   (445)   $   (224) $  46,455    $ 38,691





                                                                INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                             CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                                TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                                       (Thousands - Unaudited)



                                                             Indiana      IEI          IEI       IEI        IGC       Energy
                                                Indiana      Gas Co.,   Services,    Capital    Invest.,   Energy,    Realty,
                                              Energy, Inc.     Inc.        LLC        Corp.      Inc.       Inc.       Inc.
BALANCE DECEMBER 31, 1998                     $168,372       $  102,885 $  1,203    $      5  $  24,512    $  18,098  $  1,645

ADD:
    Net Income                                  38,691           29,742    7,022          31      4,810        5,289       780
                                               207,063          132,627    8,225          36     29,322       23,387     2,425

DEDUCT:
    Dividends                                   28,141           27,000    6,480           -          -            -         -
    Stock Issuance Expense                          32                -        -           -          -            -         -
                                                28,173           27,000    6,480           -          -            -         -

BALANCE DECEMBER 31, 1999                     $178,890       $  105,627 $  1,745    $     36  $  29,322    $  23,387  $  2,425




                                                Indiana       Energy       IEI        IEI     Adjustments
                                                 Energy      Financial   Synfuels,  Financial    Debit
                                                Svcs, Inc.   Group,Inc.    Inc.     Svcs,LLC    (Credit)   Consol.

BALANCE DECEMBER 31, 1998                     $      1       $      (73)$    (73)   $     47  $ 148,250    $ 168,372

ADD:
    Net Income                                       -             (550)    (445)       (224)    46,455       38,691
                                                     1             (623)    (518)       (177)   194,705      207,063

DEDUCT:
    Dividends                                        -                -        -           -    (33,480)      28,141
    Stock Issuance Expense                           -                -        -           -          -           32
                                                     -                -        -           -    (33,480)      28,173

BALANCE DECEMBER 31, 1999                     $      1       $     (623)$   (518)   $   (177)  $161,225    $ 178,890
